SOUTHWESTERN RESOURCES CORP.

Computershare

Please return completed form to:
Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

☐ **Interim Financial Statements**
Mark this box if you would like to receive Interim Financial Statements by mail.

☐ **Annual Report**
Mark this box if you would like to receive the Annual Report by mail.

Financial Statements Request Form

If you would like to receive either interim financial statements and/or the annual report, please make your selection above.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

* TEST ONLY DO NOT MAIL *

Please place my name on your financial statements mailing list.

Name

Apt. | Street Number | Street Name

City | Prov. / State | Postal Code / Zip Code

SWGQ

3LTE

3LTE04

SWGQ.BEN_IA.E.3407.PULLS/000001/000001/i